Mail Stop 3561

February 27, 2009

Neal L. Goldberg
Chief Executive Officer
Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75038-1003

>   **Re: Zale Corporation**
>   **Form 10-K for the Fiscal Year Ended July 31, 2008**
>   **Filed September 26, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended October 31, 2008**
>   **Filed December 8, 2008**
>   **File No. 001-04129**

Dear Mr. Goldberg:

     We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended July 31, 2008

Item 2. Properties, page 11

1.   We note that you have distribution facilities both in Toronto, Canada for your Canadian operations and in Irving, Texas for your Kiosk segment. We also note that you lease 40,000 square feet of warehouse space that in June 2003 was subleased to a third party. Please disclose, if true, that your 430,000 square foot

corporate headquarters facility located in Las Colinas includes a distribution facility for your non-Kiosk U.S. operations. If not, please disclose information about any distribution facility(ies) you own or lease related to your non-Kiosk U.S. operations.

Item 3. Legal Proceedings, page 12

2.   In Note 15 to your financial statements, you disclose that there were fairness hearings scheduled to take place on or about November 21, 2008 to consider final approval of the settlement agreements related to *Salvato v. Zale Corp.* and the California wage and hour dispute. With a view toward disclosure in your next Quarterly Report on Form 10-Q, please tell us the status of these legal proceedings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

3.   Please revise your discussion to provide information about the quality and potential variability of your earnings and cash flow so that readers can ascertain the likelihood that past performance is indicative of future performance. In doing so, you should discuss known trends, demands, commitments, events or uncertainties that will result in or are reasonably likely to result in your earnings or cash flows changing in a material way. For example, with a view towards increased transparency, you should discuss trends relating to same store sales, inventory clearance programs, sales of lifetime warranties, cost reduction initiatives, and occupancy costs. Please show us what your revised discussion of results of operations and liquidity will look like. Refer to Item 303 of Regulation S-K and to SEC Release No. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

4.   You disclose under the heading "Proprietary Credit" on page 6 that your "private label credit card program helps facilitate the sale of merchandise" and that "approximately 41 percent and 40 percent of [your] U.S. total sales excluding Piercing Pagoda … were generated by proprietary credit cards in fiscal years 2008 and 2007, respectively." In your risk factor "Any disruption in, or changes to, [your] private label credit card arrangement with Citibank, N.A. may adversely affect [your] ability to provide consumer credit and write credit insurance" on page 11, you disclose that "[a]ny disruption in, or change to, this agreement could have an adverse effect on [your] business, especially to the extent that it materially limits credit availability to [your] customer base." Given the importance to your business of the private label credit card program and in light of the credit markets generally and the pressure on consumer credit specifically, please tell us whether you expect any disruption in or change to this agreement.

Please include a discussion of whether a decline in your revenue, earnings or other financial performance measure(s), or an increase in defaults by holders of your private label credit card could result in a tightening of underwriting guidelines for your private label credit cards. Please also file this agreement with your next current or periodic report or tell us why it is not appropriate to do so.

5. Please discuss off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors in a separately-captioned section, or otherwise advise. In particular, ensure you include disclosure surrounding your contingent obligation for operating leases assigned to the buyers of Bailey, Banks and Biddle. Refer to Item 303(a)(4) of Regulation S-K.

Contractual Obligations, page 27

6. Please revise footnote (b) to provide a context for readers to understand the impact of real estate taxes, insurance, common area maintenance fees, merchant association dues and other costs on operating lease obligations. Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to SEC Release No. 33-8350.

Consolidated Statements of Cash Flows, page F-7

7. Reference is made to your disclosure on page 23 that you recorded a $3.5 million gain upon the sale of your interest in the "Incomparable Diamond." Please tell us where you recorded the proceeds from this sale in your statement of cash flows and why such classification is appropriate. In doing so, tell us the amount of total proceeds and where you classified your interest on the balance sheet prior to sale.

Consolidated Statements of Stockholders' Investment, page F-8

8. Please explain to us why fiscal 2006 stock-based compensation of $12.1 million differs from the amount of stock-based compensation presented on your statements of cash flows and in footnote 11.

Note 1. Summary of Significant Accounting Policies, page F-9

9. Please explain to us in further detail why the change in your vacation policy in fiscal 2008 resulted in a $12.6 million benefit.

Note 2. Other Current Assets, page F-14

10.   We note that "other" comprises a significant portion of total other current assets and is greater than 5% of total current assets. Please explain to us what this item represents and state separately any of its components exceeding 5% of total current assets. Refer to Rule 5-02.8 of Regulation S-X.

Note 15. Contingencies, page F-25

11.   In connection with the sale of Bailey Banks & Biddle, we note that you assigned the obligations for the store operating leases and that you remain contingently liable for the leases for the remainder of the current lease term. Further, we note that you have not recorded a liability for any of these leases at this time. Please explain to us how you concluded the guarantee obligation, which initially should be measured at fair value, was zero. Refer to paragraph 38.c of SFAS 13 and paragraph 114 of SFAS 140.

Quarterly Report on Form 10-Q for the Fiscal Quarter Ended October 31, 2008

Item 4. Controls and Procedures, page 11

12.   Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K. Please consider including this disclosure in your future filings.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director